UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration
Under Section 12(g) of the Securities Exchange Act of 1934
Or Suspension of Duty to File Reports Under Sections 13
and 15(d) of the Securities Exchange Act of 1934
Commission File Number: 1-8578
McRae Industries, Inc.

(Exact name of registrant as specified in its charter)
400 North Main Street
Mt. Gilead, North Carolina 27306
(910) 439-6147

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $l Par Value — Class A
Common Stock, $l Par Value — Class B

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒
Approximate number of holders of record as of the certification or notice date: Class A — 119, Class B — 57.

     Pursuant to the requirements of the Securities Exchange Act of 1934, McRae Industries, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

McRAE INDUSTRIES, INC.
Dated: December 19, 2005	By:	/s/ D. Gary McRae
D. Gary McRae
Chairman of the Board and President